

Morningstar Credit Ratings, LLC
Code of Ethics

I.   INTRODUCTION

This Code of Ethics (the "**Code**") sets forth the standards of conduct expected of all **Access Persons** of Morningstar Credit Ratings, LLC ("**Morningstar**"). This Code is designed to guide Access Persons with respect to standards of business conduct and personal investment activities.

Morningstar is required to provide all Access Persons with a copy of this Code and any amendments hereto.   Each Access Person is required to provide the **Compliance Department** with a written acknowledgement of his or her receipt of the Code and any amendments hereto.

Morningstar requires its Access Persons also to comply with this Code and Morningstar's: Code of Conduct and Confidential Information and Analytics Firewalls Policies, which are incorporated herein by reference. Copies of Morningstar's Code of Conduct and Confidential Information and Analytics Firewalls Policies are made available on Morningstar's website, at www.morningstarcreditratings.com as part of Morningstar's Form NRSRO, Exhibits 5 and 3, respectively.

Unless defined in the following sections, key terms and phrases have the meanings defined in Section X. Each defined word or phrase is identified in **bold-faced type** the first time it is used in the Code.

Effective Date: 6/30/16
Version: 8

II.   STANDARDS OF BUSINESS CONDUCT

A.   PLACING THE INTERESTS OF OUR CLIENTS FIRST

This **Code** is based on the principle that **Morningstar** and you, as an Access Person, owe a responsibility to best serve our Clients. Accordingly, you m u s t avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of our Clients. The Code seeks to place the interests of our Clients over the interests of Morningstar and any Access Person.

At all times, you must:

1.   **Place the interests of our Clients first**. In other words, you must scrupulously avoid serving your own personal interests ahead of the interests of our Clients.

2.   **Conduct all of your personal securities transactions in full compliance with this Code.** You must not take any action in connection with your personal investments that could cause even the appearance of unfairness or impropriety. Accordingly, you must comply with the policies and procedures set forth in this Code. Doubtful situations should be resolved against your personal trading.

3.   **Avoid taking inappropriate advantage of your position**. The receipt of investment opportunities, gifts or gratuities from persons seeking business with Morningstar directly or on behalf of a Client could call into question the independence of your business judgment. Doubtful situations should be resolved against your personal interest.

B.   LEGAL COMPLIANCE

Access Persons must obey all laws and regulations applicable to Morningstar's business, including but not limited to, the applicable **Federal Securities Laws**. You should contact the Compliance Department or MCR Legal Counsel with any question.

C.   COMPLIANCE DEPARTMENT

No member of the Compliance Department may take part in a decision relating to a **Covered Security** in which such person has or, as part of the transaction in question, would acquire **Beneficial Ownership**. For any decision relating to a Covered Security for which a Compliance Department member has or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the other Compliance Department member will have final decision making authority. If both members of the Compliance Department have or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the matter will be referred to the General Counsel Office of Morningstar, Inc.

Effective Date: 6/30/16
Version: 8

III.   MANAGING CONFLICTS OF INTEREST

A.   PROHIBITED CONFLICTS

Morningstar is prohibited from having the following conflicts of interest relating to the issuance or maintenance of a credit rating as a credit rating agency:

1.   Issuing or maintaining a credit rating solicited by a person that, in the most recently ended fiscal year, provided it with net revenue (as reported under Rule 17g-3 of the Exchange Act) equaling or exceeding 10% of its total net revenue for the fiscal year;

2.   Issuing or maintaining a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where Morningstar, a credit analyst that participated in determining the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating;

3.   Issuing or maintaining a credit rating with respect to a person associated with Morningstar;

4.   Issuing or maintaining a credit rating with respect to an obligor or security where Morningstar or a person associated with Morningstar made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security; or

5.   Issuing or maintaining a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within Morningstar who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models.

6. Issuing or maintaining a credit rating where a person within the Morningstar who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models also:
(a) Participates in sales or marketing of a Morningstar product or service or a product or service of an affiliate of Morningstar (including, but not limited to, Morningstar, Inc.).
(b) Is influenced by sales or marketing considerations.

With regard to the prohibitions in paragraphs (1), (5), and (6) above, to the extent the **Commission** permits exemptions by rule, order, waiver or otherwise, it shall not be a violation of this Code to engage in the forgoing activities, if Morningstar obtains such an applicable exemption. With respect to paragraph (1) above, actual and forecasted revenues will be analyzed by the Compliance Department each month for concentrations exceeding 10%. When it is reasonably certain to assume that revenues will not change significantly from the forecast and the concentrations shown reflect revenues for a particular client will exceed 10% for a particular client by the fiscal year-end, an exemption

request will be submitted to the Commission. Generally, Morningstar will not be able to determine this prior to the close of the third quarter of its fiscal year. At which time, a request for an exemption, if required, will be initiated. Morningstar will disclose such conflict of interest in its Form NRSRO, even if an exception, waiver, or order by the Commission grants Morningstar relief from the above prohibition.

B.   GIFTS

Morningstar is prohibited from issuing or maintaining a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities, such as meetings, that have an aggregate value of no more than $25. Therefore, credit analysts may not accept any such gifts.

Access Persons must not accept any investment opportunity, gift, gratuity or other item of more than nominal value (not to exceed $100), from any person or entity that does business, or desires to do business, with Morningstar directly or on behalf of a Client. This is not limited to issuers, underwriters, or sponsors, and can include any other users of our credit ratings, vendors, data and service providers, or similar such persons or entities who would like to do business with Morningstar in the future.

All gifts should be promptly reported to the Compliance Department before being consumed or accepted via the "NRSRO Compliance" email box. If the gift is tangible and the receipt of the gift violated applicable Federal Securities Laws and/or this Code, the Compliance Department may make arrangements to have the gift returned, donated or destroyed. If the gift violates this Code or applicable Federal Securities Laws, a letter explaining Morningstar's policy with respect to gifts will be sent to the applicable issuer, arranger, underwriter or sponsor.

Annually, you will be asked to certify that you have not received any such gifts for which your receipt thereof was not approved by the Compliance Department or permissible under this Code.

C.   SERVICE AS A DIRECTOR, OFFICER, OR SIMILAR FUNCTION OF OTHER ENTITIES

Morningstar is prohibited from issuing or maintaining a credit rating where a credit analyst who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating. In determining whether Securities are rated by Morningstar, you must obtain confirmation from the Compliance Department.

Access Persons may not engage in any outside employment, consulting or other activity that would create an actual or apparent conflict of interest with their employment with Morningstar. In determining whether any outside employment, consulting or other activity would create an actual or apparent conflict of interest with your employment with Morningstar, you must obtain confirmation from the Compliance Department.

Access Persons may not serve on the board of directors or other governing board of a publicly traded company, even though it is not an obligor, issuer, sponsor, underwriter or arranger of any

4

Securities for which Morningstar issues or maintains a credit rating, unless the Access Person has received the prior written approval of the Compliance Department, which approval may be withheld in the discretion of the Compliance Department and will not be given unless a determination is made that your service on the board would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws.   Even if Morningstar approves your serving in such capacity for another company, you may not have any ownership interest in, or affiliation, business relationship or other financial or personal interest with, that company, unless you have received the prior written approval of the Compliance Department, which approval may be withheld in the discretion of the Compliance Department and will not be given unless a determination is made that such interest would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws.

Annually, you will be asked to certify that you have not violated the foregoing Code provisions. In addition, appropriate measures must be taken in accordance with the "Non-Morningstar Business Activities" section of Morningstar Inc.'s Code of Ethics.

D.   INSIDER TRADING AND SAFEGUARDING MATERIAL NON-PUBLIC OR CONFIDENTIAL INFORMATION

1.   Access Persons are prohibited from engaging in transactions in any Securities while in possession of material, nonpublic information regarding the Securities (so-called "insider trading"). Access Persons are also prohibited from providing material, nonpublic information to any person who might use the information to purchase or sell Securities (so-called "tipping"). Any questions regarding Morningstar's policy on insider trading or the application of the insider trading policy to any specific information should be directed to a member of the Compliance Department. Insider trading can result in significant civil penalties and can result in criminal prosecution.

2.   Definitions

(a)   Material Information - Generally speaking, information is "material" where there is a substantial likelihood that a reasonable investor could consider the information important in deciding whether to buy or sell the Securities in question, or where the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the "total mix" of information available. Where the nonpublic information relates to a possible or contingent event, materiality depends upon a balancing of both the probability that the event will occur and the anticipated magnitude of the event in light of the totality of the activities of the issuer involved.   Common, but by no means exclusive, examples of "material" information include information concerning a company's sales, earnings, dividends, significant acquisitions or mergers and major litigation. So-called "market information," such as information concerning an impending Securities transaction, may also, depending upon the circumstances, be "material."   Because materiality determinations are often challenged with the benefit of hindsight, if an Access Person has any doubt whether certain information is "material," this doubt should be resolved against trading or communicating this information.

(b)   Nonpublic information - Information is "nonpublic" until it has been made available to investors generally. In this respect, one must be able to point to some fact to show that the information is generally public, such as inclusion in reports filed with the Commission or press releases issued by the

Effective Date: 6/10/16
Version: 8

issuer of the Securities, or reference to this information in publications of general circulation. Information provided by a Client concerning what Securities are being followed by the Client, and the Client's past, present and prospective Securities transactions or holdings, is strictly confidential.

Any questions regarding Morningstar's policy on insider trading or the application of the Insider Trading Policy to any specific information should be directed to a member of the Compliance Department.

(c)   <u>Confidential information</u> - Refer to our Confidential Information and Analytics Firewalls Policies for a description or definition of any reference to "confidential information," "confidential" or words of similar import with respect to information received by Morningstar in connection with its ratings services and related analysis. Access Persons should observe the confidentiality of information that they acquire by virtue of their employment at Morningstar, including information concerning customers, competitors and other Access Persons, except where disclosure is approved by the DCO of Morningstar or otherwise legally mandated. Of special sensitivity is financial information, which should under all circumstances be considered confidential except where its disclosure is approved by Morningstar, or when it has been made publicly available in a press release or a report filed with the Commission or other comparable regulatory authority.

3.   <u>Information Safeguarding</u>. Access Persons are required to take all reasonable steps to safeguard all material non-public information or confidential information obtained through his or her employment at Morningstar from fraud, misappropriation or misuse, and to maintain the analytical firewalls set forth in Morningstar's Confidential Information and Analytics Firewalls Policies. To protect this type of information and maintain adequate analytical firewalls, Access Persons should maintain the following safeguards:

(a)   Analysts may discuss the analysis supporting the credit rating for a particular transaction or security with an investor or subscriber. In the case of an initial rating, analysts may discuss the analysis supporting the rating on investor calls only after the issuer or one of its agents have distributed the preliminary disclosure documents or similar materials. However, an analyst should never discuss material non-public information or confidential information with any investor or subscriber. Analysts should discuss only the information publicly disclosed and their analysis of the rating.

If investors or subscribers make an inquiry regarding fees, contract provisions, or new products, analysts should refer these persons to the appropriate person in Sales & Marketing.

If an investor or subscriber provides the analyst with new or different information that may be relevant for his or her rating analysis. The analyst may investigate the information provided. The analyst should notify the Compliance Department if they are unable to determine whether such claims are material non-public or confidential information, before utilizing the information in any rating analysis.

(b)   Access Persons are prohibited from having discussions regarding material non-public or confidential information under circumstances in which others could overhear these conversations or in locations where applicable analytical firewalls between Morningstar groups could be compromised. Furthermore, information that is covered by this provision applies at all times to communications both

6

inside and outside Morningstar's offices. Access Persons should enter or reserve a private conference room for these discussions. Access Persons must refrain from having conversations related to such information in public locations, such as restaurants, subways, trains, elevators, taxis and airplanes, and from using speakerphones in those locations.

(c)   Credit ratings files, documents, and related work products must not be left in the open for unauthorized personnel to see. Excess or additional copies of materials and documents properly stored in accordance with applicable law, should shredded when no longer used. In addition, issuer files may not be released to any third parties without the express written consent or direction of the issuer, except in response to any valid request for such information contained in a subpoena, court order or as otherwise required by applicable law or by any judicial, legislative or regulatory authority.

If a matter is of a particularly sensitive nature, additional precautions may be appropriate. These could include keeping files secured in locked cabinets or other secure places, arranging for special handling of files, and utilizing private conference rooms when speaking on the telephone to avoid being overheard. If an Access Person's desk is situated where unauthorized persons may see such materials, sensitive papers should be locked and/or kept in drawers, turned face side down, or otherwise concealed.

E.   MONITORING, INVESTIGATIONS AND OTHER CONFLICTS OF INTEREST

1.   Morningstar Access Persons must cooperate with all monitoring, controls and investigations conducted by the Compliance Department in its efforts to manage and monitor conflicts of interest. This includes, but is not limited to:

(a)   Making yourself available for interviews as part of the internal audit process and answering questions asked honestly;

(b)   Completing all periodic and one-time certifications required under this Code and any other policies and procedures adopted from time to time;

(c)   Participating in all personal securities reporting and monitoring activities as required by this Code;

(d)   Maintaining proper records of rating actions as required under applicable law and Morningstar's policies and procedures;

(e)   Completing annual internal questionnaires and certifications regarding your background, business relationships, and experience; and

(f)   Properly documenting and tracking calls and correspondences with investors, subscribers, issuers or arrangers as may be requested by the Compliance Department.

2.   From time to time, the Compliance Department may monitor potential conflicts of interest that are not directly prohibited under applicable law, but may affect the integrity of is credit rating process. Access Persons are subject to such policies, protocols and procedures that may be developed to address such conflicts of interest in the future.

Effective Date: 6/10/16
Version: 8

IV.   PERSONAL SECURITIES TRANSACTIONS

A.   TRADING IN GENERAL

An Access Person is prohibited from using or sharing confidential or material non-public information for the purpose of trading any Security. Please refer to section III D. 1 of this Code for more details.

An Access Person or an Immediate Family is prohibited from buying, selling, engaging in any type of transaction or having any direct/indirect Beneficial Ownership in any Covered Security issued, or guaranteed by any entity (i.e. issuer, obligor) within an Access Person's analytical responsibility in Morningstar. Analytical responsibility includes but not limited to participating in determining the credit rating in any capacity, approving the credit rating and monitoring the credit rating.

An Access Person must report, in compliance with the provisions set forth below, any **Purchase or Sale of a Covered Security** in which such Access Person has, or by reason of the transaction will acquire any direct or indirect Beneficial Ownership.

At any time, the Compliance Department may identify actual or potential conflicts of interest and by email notify Access Persons that personal securities transactions in a certain Client or Security may be prohibited, limited or subject to pre-clearance. Access Persons could be asked to divest their interests or hold their interests for an indefinite period of time.

Morningstar Access Persons are also subject to relevant requirements in Morningstar Inc.'s Securities Trading and Disclosure Policy such as but not limited to "Blackout" periods for buying or selling Morningstar securities.

B.   PRE-CLEARANCE

Access Persons must seek to obtain pre-clearance trading approval from the Compliance Department to Purchase or Sell any Covered Security for which the Access Person has or will have by reason of the trade acquire Beneficial Ownership of a Covered Security that Morningstar could be expected to provide a credit rating or other forms of opinion including ranking, assessment on such Covered Security.

Access Persons can seek pre-clearance for certain transactions that may otherwise be prohibited by this Code in the event of a documented financial hardship or the settlement of an estate, so long as the transaction would not violate Federal Securities Laws.

The Compliance Department retains the sole discretion to pre-clear transactions. Pre-clearance approvals need to be obtained prior to the transaction's execution and requests can be made via email or another form acceptable to the Compliance Department.

This pre-clearance requirement does not apply to the purchase or sale of Covered Security in a "blind" trust, separately managed accounts, wrap account or similar arrangement where the person

Effective Date: 6/10/16
Version: 8

covered by this policy does not direct the trustee, money manager or other investment advisor who has discretion over the funds to make the particular purchase or sale.

C.   REPORTING

The Compliance Department shall identify and inform all Access Persons of their duty to complete and provide the account statements and reports described below in sections E - H. The Compliance Department will review such account statements and reports.

Such account statements and reports received by Morningstar shall be kept confidential except to the extent that disclosure may be required by regulatory authorities and that disclosure, on a confidential basis, may be made for an audit of compliance procedures.

D.   ADDITIONAL RESTRICTIONS FOR CERTAIN ANALYSTS, DIVISIONS OR GROUPS

Certain Morningstar Access Persons may be subject to additional restrictions with respect to whether they may hold certain Securities.

An analyst must not engage in any Purchase or Sale of a Covered Security in which such analyst has, or by reason of the transaction will acquire, any direct or indirect Beneficial Ownership, if that Covered Security is:

(a) (i) issued by a **Third-Party Service Provider**[2] that is subject to a current ranking or assessment (or similar determination, regardless of title) issued and maintained by Morningstar; and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title); or

(b) (i) issued by a Third-Party Service Provider, or the parent or an affiliate thereof, that the Compliance Department, in its sole discretion, has designated as a Third-Party Service Provider whose securities may not be held by an analyst within the Operational Risk Assessment Group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title); and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title). In furtherance of this subparagraph, the Compliance Department may, from time to time, designate a third-party service provider, or the parent or certain or all affiliates thereof, as an issuer whose securities may not be held by an analyst within the Operational Risk Assessment Group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title).

Effective Date: 6/10/16
Version: 8

An analyst is deemed to have participated in determining or approving a ranking or assessment if the analyst participated in its determination or approval in any manner, including participation on a committee that was responsible for such determination or approval.

E.   INITIAL ACCOUNTS and HOLDINGS REPORTS

If you are an Access Person, you must report no later than ten (10) days after becoming an Access Person to the Compliance Department the following information:

(a)   the name, holding type, holding account, and number of shares of each Covered Security in which the Access Person had any direct or indirect Beneficial Ownership as of the date the person became an Access Person;

(b)   the name of the account, account number, account type and broker, dealer or bank with which the Access Person maintains an account in which any Covered Securities are held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person[3]; and

(c)   the date that each report is submitted by the Access Person.

F.   QUARTERLY TRANSACTION REPORTS

Every Access Person must report to the Compliance Department no later than thirty (30) days after each calendar quarter end the following information:

(a)   With respect to any transaction during the quarter in a Covered Security in which the Access Person had or acquired any direct or indirect Beneficial Ownership:

(1)   The date of the transaction, the name, the interest rate and maturity date (if applicable), and the number of shares of each Covered Security involved;

(2)   The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(3)   The price of the Covered Security at which the transaction was effected;

(4)   The name broker, dealer or bank with or through which the transaction was effected; and

(5)   The date that the report is submitted by the Access Person.

The foregoing includes reporting securities acquired through a gift, inheritance, marriage or similar event.

(b)   With respect to any account established by the Access Person in which any Covered Securities were held during the quarter for the direct or indirect benefit of the Access Person.

Effective Date: 6/10/16
Version: 8

G.   QUARTERLY TRANSACTION REPORTS

Every Access Person must report to the Compliance Department no later than thirty (30) days after each calendar quarter end the following information:

(a)   With respect to any transaction during the quarter in a Covered Security in which the Access Person had or acquired any direct or indirect Beneficial Ownership:

(1)   The date of the transaction, the name, the interest rate and maturity date (if applicable), and the number of shares of each Covered Security involved;

(2)   The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(3)   The price of the Covered Security at which the transaction was effected;

(4)   The name broker, dealer or bank with or through which the transaction was effected; and

(5)   The date that the report is submitted by the Access Person.

The foregoing includes reporting securities acquired through a gift, inheritance, marriage or similar event.

(b)   With respect to any account established by the Access Person in which any Securities were held during the quarter for the direct or indirect benefit of the Access Person:

(1)   The name of the account, account number, account type, and broker, dealer or bank with which the Access Person established the account;

(2)   The date the account was established; and

(3)   The date that the report is submitted by the Access Person.

(c)   If an electronic feed is received on the account(s) reported, then the Access Person should review the Quarterly Transaction Report and make any edits needed before certifying for it. If an electronic feed is not provided, then the Access Person must manually enter any transactions and upload the relevant statements.

Effective Date: 6/10/16
Version: 8

H. ANNUAL HOLDINGS REPORTS

If you are an Access Person, you must report no later than thirty (30) days after the calendar year end, the following information:

(a)   the name, holding type, holding account, number of shares, of each Covered Security in which the Access Person has any direct or indirect Beneficial Ownership and is not held in an account reported in subsection (b) below;

(b)   the name of any broker, dealer or bank and the related account number with which the Access Person maintains an account in which any Covered Securities are held for the direct or indirect benefit of the Access Person; and

(c)   the date that the report is submitted by the Access Person.

If an electronic feed is received on the account(s) reported, then the Access Person should review the Transactions section of the Annual Combined Report and make any edits needed before certifying for it.

The above information is required to be updated annually. More specifically, each Access Person must submit annually a holdings report setting forth the above-specified information that must be current as of a date no more than forty-five (45) days before the report is submitted.

I. EXCEPTIONS TO REPORTING REQUIREMENTS

(a)   Access Persons are not required to report securities transactions in Covered Securities purchased pursuant to an **Automatic Investment Plan** on the Quarterly Transaction Report.

V.   COMPLAINTS POLICY

A.   FIRM'S DEFINITION OF A COMPLAINT

This policy applies to complaints received that pertain to the firm's (i) credit ratings, models and methodologies; and (ii) compliance with applicable Federal Securities Laws provided by users of Morningstar's credit ratings or by Access Persons of Morningstar. Complaints need not be hostile and can be merely suggestions, concerns, inquiries, allegations, suspicions, or questions that may suggest: (i) a failure to follow published methodologies, criteria, and models; (ii) errors in the application of methodologies, criteria or models, including the selection of the model used; (iii) unfair or inappropriate application of our ratings, models, criteria or methodologies; (iv) inappropriate activity or errors by an analyst; and (v) a possible violation of the law.

Complaints may be submitted on a confidential, anonymous basis. If you are unsure whether a

Effective Date: 6/10/16
Version: 8

communication you receive or a concern that you have is a complaint, you should report it as such and allow the Compliance Department to make the final determination as to whether it is a complaint subject to this policy.

B. COMPLAINT REPORTING

Complaint reporting pertaining to Morningstar's credit ratings, models and methodologies; or compliance with applicable Federal Securities Laws should be conducted as follows:

      1.   Access Persons of Morningstar are required to immediately notify their direct supervisor and the Compliance Department in writing of any complaints that (a) the Access Person has; (b) the Access Person receives from users of Morningstar's credit ratings; or (c) the Access Person receives from another Morningstar Access Person. Access Persons should not independently respond to or settle any complaint made by a user of Morningstar's credit ratings or by another Morningstar Access Person. If the complaint involves the Access Person's director supervisor or Morningstar's President, the Morningstar Access Person need not notify such supervisor or the President of such complaint.

      2.   Users of Morningstar's credit ratings may submit any complaints in writing to Morningstar's Compliance Department by either of the following methods:

      (a)   Via mail or courier to:
              Morningstar Credit Ratings, LLC,
              220 Gibraltar Road, Suite 300
              Horsham, PA 19044
              ATTN: Compliance Department

      (b)   Via email to: NRSROcompliance@morningstar.com

      3.   The complaints should identify the name and contact information (email, address, and phone number) of the complainant, along with a description of the nature of the complaint, the dates on which the incidents subject to the complaint occurred or were noticed by the complainant.

      4.   Complaints will be shared internally only when such persons have a legitimate business reason to know or are actively assisting in the investigation and/or resolution of the complaint.

      5.   In lieu of the processes set forth in paragraphs (1) and (2) above, complaints can be submitted on a confidential and anonymous basis.

      (a)   Morningstar Access Persons may submit complaints on an anonymous and confidential basis through the Global Compliance website (www.integrity-helpline.com/morn.jsp) or by calling 1-800-555-8316.

(b)   Users of Morningstar's credit ratings may submit complaints on an anonymous and confidential basis by:

(i)   Mail or courier to:
Morningstar Credit Ratings, LLC
220 Gibraltar Road, Suite 300
Horsham, PA 19044
ATTN: Compliance Department

(ii)   Phone toll free to: 1(800) 299-1665. The caller should request to speak to someone in the Compliance Department.

C.   RESPONSIBILITY FOR AND TREATMENT OF COMPLAINTS

1.   Supervisors and the Compliance Department will deal with complaints in a responsive and fair manner.

2.   Each supervisor has a responsibility for ensuring that his or her direct reports are aware of their responsibilities in handling complaints in accordance with firm's policies. Each supervisor is responsible of supporting the Compliance Department and Morningstar in fulfilling its responsibility of investigating complaints in a timely manner and providing all information requested by the Compliance Department that is responsive to complaint. Each supervisor has the responsibility of reminding his or her direct reports that they have responsibility of informing the Compliance Department of complaints he or she has regarding the firm's credit ratings, models and methodologies and suspected violations of applicable securities laws and that he and she has the ability to submit complaints on an anonymous and confidential basis using the Global Compliance website (www.integrity-helpline.com/morn.jsp) or by calling 1-800-555-8316 and for responding to all complaints.

3.   The Compliance Department is responsible for investigating all complaints received in a timely and complete manner. After careful consideration of all of the facts, circumstances, and information received pertaining to the complaint, the DCO is responsible for providing a recommendation to the applicable supervisor and/or President as to what action or actions should be taken.

4.   The Compliance Department is responsible for ensuring that Morningstar responds to all written complaints received.

5.   The Compliance Department will maintain a complaint file for a period no less than is required under applicable law that can contain the following items, as applicable:

(a)   a copy, transcript or recording of the complaint (if not available a summary of the complaint),
(b)   the date the complaint was received,
(c)   documents gathered during the investigation of the complaint,
(d)   recommendations as to what action or actions should be taken with respect to

16

this complaint,

(e)   any subsequent communication with the complainant including any final written response,

(f)   the date of any final written response, and

(g)   action taken by Morningstar in light of the complaint and recommendations.

VI.   REPORTING OF VIOLATIONS

If an Access Person becomes aware of any violation(s) or potential violation(s) of any of the provisions of this Code of Ethics, such Access Person must report such violation(s) or potential violation(s) promptly to a member of the Compliance Department. The DCO is required to receive all reports of such violations. Failure to report any violation(s) of this Code that an Access Person is are aware of, in a prompt manner will be considered itself a violation of the Code and subject to remedial action.

Access Persons shall refer to the DCO any information that alleges that an issuer of Securities rated by Morningstar has committed or is committing a material violation of law that has not been adjudicated by a Federal or State court.

VII.   REMEDIAL ACTIONS

If you violate this Code, you are subject to remedial actions, which may be recommended by the Compliance Department, which may include, but are not limited to, progressive discipline, disgorgement of profits, imposition of a substantial fine, demotion, suspension or termination.

VIII.   ADMINISTRATION

A.   INTERPRETATIONS AND EXCEPTIONS

Please refer any questions regarding the applicability, meaning or administration of this Code to a member of the Compliance Department **in advance of** any contemplated transaction. Exemptions from certain provisions of this Code may be granted by the Compliance Department if it is determined that the fundamental obligations of the person involved are not and will not be compromised. In no instance will exemptions be granted if the exemptions are not permitted under the applicable Federal Securities Laws.

B.   QUESTIONS

Questions regarding this Code of Ethics should be addressed to a member of the Compliance Department. In the event the terms hereof conflict with Morningstar's "Confidential Information and Analytic Firewalls Policies," the "Morningstar Credit Ratings, LLC Code of Conduct" and/or Morningstar's other policies and procedures, such conflicts shall be addressed to a member of the Compliance Department for resolution.

17

C.   REVIEW

The Compliance Department will annually review the adequacy of the Code and the effectiveness of its implementation.

D.   ANNUAL CERTIFICATE OF COMPLIANCE

You are required to certify upon commencement of your employment or the effective date of this Code, whichever occurs later, and annually thereafter, that you have read and understand this Code and recognize that you are subject to this Code. Each annual certificate will also state that you have complied with the requirements of this Code during the prior year, and that you have disclosed, reported, or caused to be reported all transactions during the prior year in Covered Securities of which you had or acquired Beneficial Ownership.

IX.   DESIGNATED COMPLIANCE OFFICER ACTIVITIES

A.   GENERAL

Morningstar shall designate an individual as the Designated Compliance Officer, who will be responsible
for administering its policies and procedures with respect to the management of conflicts of interest and the prevention of the misuse of nonpublic information. The Designated Compliance shall also be responsible for establishing the procedures with respect to the receipt, retention and treatment of complaints (including those provided on a confidential, anonymous basis) regarding Morningstar's credit ratings, models, methodologies, and compliance with applicable securities laws and its policies and procedures.

B.   LIMITATIONS

The Designated Compliance Officer, while serving in this capacity, may not (without a specific exemption from the Commission):

1.   perform credit ratings;

2.   participate in the development of ratings methodologies and models;

3.   perform marketing or sales functions; or

4.   participate in establishing compensation levels, other than for employees working for that individual.

18

Effective Date: 6/10/16
Version: 8

The forgoing limitations do not limit the access the Designated Compliance Officer (or other members of the Compliance Department) has to ratings files, credit ratings, committee meetings, sales information, and compensation information that he or she may need to execute his or her oversight, monitoring and reporting responsibilities. Furthermore, the presence of the Designated Compliance Officer at committee meetings related to the rating process in an oversight or monitoring capacity shall not be considered performing credit ratings, so long as the Designated Compliance Officer or a person who he or she supervises does not vote in such a committee.

The above limitations do not prevent the Designated Compliance Officer from advising on the development of ratings methodologies and models with respect to internal control processes, legal and compliance considerations, or considerations with respect to investors (including making editorial corrections or suggestions to enhance its readability and understanding by investors and to avoid misleading investors). This can include monitoring that adequate testing of the model is being conducted; providing guidance on the Commission's expectations for published methodologies and best practices with respect to internal controls and governance, and promoting the use of Plain English with respect to published methodologies and communications regarding criteria and models. However, the above limitation does prohibit the Designated Compliance Officer or a person who he or she supervises from voting in any committee to approve such methodologies, criteria or models.

X.   DEFINITIONS

A.   "Access Person" means: (i) any Employee of Morningstar; (ii) Morningstar, Inc. compliance personnel dedicated on a full-time basis to Morningstar's regulated activities; and (iii) other Morningstar, Inc. personnel, as designated by the Compliance Department. The Compliance Department will maintain a list of such personnel. When determining whether a Morningstar, Inc. employee is an Access Person for purposes of this policy, the Compliance Department will consider: (i) whether the person's duties are primarily focused on servicing or supporting Morningstar; (ii) the geographic location of the employee; and (iii) the level of access to non-public and/or confidential information that employee has with respect to Morningstar.

B.   "Automatic Investment Plan" means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a pre-determined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment or 10b-5 plan.

C.   "Beneficial Ownership" shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, as amended, in determining whether a person has beneficial ownership of a Security for purposes of Section 16 thereof and the rules and regulations thereunder. In this regard, beneficial ownership will be deemed to exist if a person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares, a direct or indirect pecuniary interest in the securities (i.e., an opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the securities). Under this definition, an indirect pecuniary

18

interest in securities generally includes, but is not limited to, securities held by members of a person's immediate family sharing the same household, a person's interests in securities held in certain trusts, a general partner's proportionate interest in the portfolio securities held by a general or limited partnership, a person's right to receive dividends that is separated or separable from the underlying securities (otherwise a right to receive dividends alone shall not represent a pecuniary interest), and a person's right to acquire securities through the exercise or conversion of any derivative security whether or not presently exercisable. However, this presumption may be rebutted but shall be in effect until a determination to the contrary is made by the Compliance Department. A person will not be deemed to be the beneficial owner of portfolio securities held by a corporation or similar entity in which the person owns securities if the shareholder is not a Controlling shareholder of the entity and does not have or share investment control over the entity's portfolio.

The following are examples of an indirect pecuniary interest in Securities:

- Securities held by members of an Access Person's **Immediate Family** sharing the same household; however, this presumption may be rebutted by convincing evidence that profits derived from transactions in these Securities will not provide such Access Person with any economic benefit where an Access Person's proportionate interest as a general partner in portfolio Securities held by a general or limited partnership.
- An Access Person's interest as a manager-member in the Securities held by a limited liability company.

Access Persons do not have an indirect pecuniary interest in the portfolio Securities held by a corporation or similar entity in which he/she owns Securities if such Access Person is not a **Controlling** shareholder of the entity and does not have or share investment control over the entity's portfolio.

The following circumstances constitute Beneficial Ownership of Securities held by a trust by an Access Person:

- If an Access Person is a trustee of the trust and has a pecuniary interest in any holding or transaction in the issuer's Securities held by the trust as well as if an Access Person is trustee and members of such Access Person's Immediate Family receive certain performance fees or a member of such Access Person's Immediate Family is a beneficiary to the trust.
- If an Access Person is a beneficiary to a trust and such Access Person (a) shares investment control with the trustee with respect to a trust transaction, the transaction shall be attributed to such Access Person as well as the trust, (b) has investment control with respect to a trust transaction without consultation with the trustee, the transaction shall be attributed to such Access Person and (c) such Access Person shall be deemed to have pecuniary interest in the issuer's securities held by a trust to the extent of such Access Person's pro rata interest in the trust where the trustee does not exercise exclusive investment control. For instance, an Access Person who holds securities as a beneficiary of a trust over which he has investment discretion, such as a 401(k) or other participant-directed employee benefit plan, would be considered a beneficial owner of Securities in the plan.
- If you are a settlor of a trust and reserve the right to revoke the trust without the consent of another person, the trust holdings and transactions shall be attributed to you; provided, however, if the settlor does not exercise or share investment control over the issuer's securities held by the trust, the trust holdings and transactions shall be attributed to the Trust instead of you as settlor.

19

D.   "Client" means a client for which Morningstar provides credit ratings or research or other consulting services for compensation.

E.   "Commission" means the U.S. Securities and Exchange Commission.

F.   "Control" and/or "Controlling" means the power to exercise a controlling influence over the management or policies of a company unless such power is solely the result of an official position with such company. Any person with direct or indirect Beneficial Ownership of more than ten percent (10%) of the voting securities or other equity, ownership or voting rights of a company shall be presumed to control such company, provided, however, that this presumption may be rebutted but shall be in effect until a determination to the contrary is made by the Compliance Department.

G.   "Covered Security" means a Security (as defined below, which, in effect, means all securities) except that it shall not include: (i) direct obligations of the Government of the United States; (ii) bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) Securities or shares issued by money market Funds; (iv) Securities or shares issued by open-end, closed-end, or exchange-traded Funds other than Reportable Funds; (v) Securities or shares issued by unit investment trusts that are invested exclusively in one or more open-end Funds, none of which are Reportable Funds; and (vi) individual retirement accounts, 401k plans/accounts, 529 plans and Keough plans that hold only Securities or shares that are excluded from the definition of a Covered Security under the foregoing items (i) through (v) of this sentence.

H.   "Employee" means the President of Morningstar (or other person holding a similar position or performing similar functions whether on a permanent or full-time basis), and any other full- or part-time employee of Morningstar.

I.   "Federal Securities Laws" means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-Leach-Bliley Financial Modernization Act of 1999, any rules adopted by the Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act of 1970 as it applies to Funds and investment advisers, and any rules adopted thereunder by the Securities and Exchange Commission or the Department of the Treasury, each, as amended.

J.   "Fund" means an investment company registered under the Investment Company Act of 1940, as amended.

K.   "Immediate Family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and includes any adoptive relationship.

L.   "Purchase or Sale of a Covered Security" means acquisition or disposition of any direct or indirect Beneficial Ownership in a Covered Security and includes, among other things, the writing of an option to purchase or sell a Covered Security.

M.   "Reportable Fund" means: (i) any Fund for which you serve as an investment adviser (as

20

defined under the Investment Company Act of 1940, as amended; or (ii) any Fund whose investment adviser or principal underwriter you control, controls you, or is under common control with you. For purposes of this definition of a Reportable Fund, "control" has the same meaning ascribed to it in Section 2(a)(9) of the Investment Company Act of 1940.

N.   "Security" means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency or, in general, any interest or instrument commonly known as a "security", or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any security of the foregoing. The term "Security" also includes any: (i) option or derivative instrument on that Security and any other Security that is convertible into or exchangeable for that Security; (ii) interest in a partnership, corporation, limited liability company, Fund, hedge fund or other form of collective investment pool; and (iii) interest in commercial real estate, commercial mortgaged-backed securities ("CMBS"), residential mortgage-backed securities ("RMBS") or any other asset-backed securities ("ABS") or structured products.

O. "Third-Party Service Provider" means servicers or other participants in finance transactions (such as loan originations and structured finance transactions), which participants may include servicers of various assets, loan originators and other third party service providers.

Effective Date: 6/10/16
Version: 8